Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(Dollars in thousands)	2013	2012

Income from continuing operations before income taxes	$101,711	$161,029
Add:
Interest expense (1)	50,614	50,506
Portion of rents representative of the interest factor	8,296	8,871
Amortization of capitalized interest	243	243
Income as adjusted	$160,864	$220,649

Fixed charges:
Interest expense (1)	$50,614	$50,506
Portion of rents representative of the interest factor	8,296	8,871
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	6,960	6,950
Total fixed charges	$65,870	$66,327
Ratio of earnings to fixed charges (2)	2.44	3.33

(1)	Interest expense includes both financing interest expense and other interest expense.

(2)
The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.